SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



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                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    Under the Securities Exchange Act of 1934


                         CHANCELLOR BROADCASTING COMPANY
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                                (Name of Issuer)


                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)


                                   158910 10 9
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                                 (CUSIP Number)


                                  Steven Dinetz
                     12655 N. Central Expressway, Suite 405
                               Dallas, Texas 75243
                                 (972) 239-6220
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                December 20, 1996
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             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]


                         (Continued on following pages)

                                     Page 1

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        CUSIP No. 158910 10 9                 13D                    Page 2
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Thomas O. Hicks
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [_]
                                                                       (b) [X]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
           BK
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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                                 7       SOLE VOTING POWER

                                         534,384
           NUMBER OF            ------------------------------------------------
            SHARES               8       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      1,280,981
             EACH               ------------------------------------------------
           REPORTING             9       SOLE DISPOSITIVE POWER
            PERSON
             WITH                        534,384
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,280,981
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,815,365
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11                        [_]
        EXCLUDES CERTAIN SHARES

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        18.4%
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14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

ITEM 1.  SECURITY AND ISSUER

   Class A Common Stock, $0.01 par value (the "Class A Common
   Stock")

   Chancellor Broadcasting Company (the "Company")
   12655 N. Central Expressway, Suite 405
   Dallas, Texas  75243

ITEM 2.  IDENTITY AND BACKGROUND

   (a)   Name of Person(s) Filing this Statement (the "Filing
         Parties):

         Mr. Thomas O. Hicks.

   (b)   Residence or Business Address:

         The address of the principal business office of Mr.
   Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

   (c)   Present Principal Occupation:

         Thomas O. Hicks is the controlling shareholder and the Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer and Secretary of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities.

   (d)   Convictions in Criminal Proceedings during the last 5
         Years:

         Mr. Hicks has not been convicted in a criminal proceeding during the last 5 years.

   (e)   Proceedings involving Federal or State Securities Laws:

         Mr. Hicks has not been a party to any civil proceeding as a result of which he was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

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   (f)   Citizenship:

         Mr. Hicks is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

   On December 20, 1996, Mr. Hicks purchased 182,522 shares of Class A Common Stock individually. On December 26, 1996, Mr. Hicks purchased an additional 75,000 shares of Class A Common Stock individually. On January 3, 1997, Mr. Hicks purchased an additional 17,000 shares of Class A Common Stock individually. The source of funds for the purchase of such shares was a portion of a $12,000,000 loan from Morgan Guaranty Trust Company of New York ("Morgan Guaranty"), evidenced by a demand note, a copy of which is filed as an exhibit to this Schedule 13D.

   On December 20, 1996, six trusts for which Mr. Hicks serves as the trustee and which are for the benefit of parties related to Mr. Hicks (the "Related Party Trusts") purchased an aggregate of 122,478 shares of Class A Common Stock. The source of funds for the purchase of shares of Class A Common Stock by each of the Related Party Trusts was a $500,000 loan from Morgan Guaranty, each evidenced by a demand note, copies of which are filed as an exhibit to this
Schedule 13D.

   Prior to the acquisitions of Class A Common Stock by Mr. Hicks and the Related Party Trusts described herein (the "Acquisitions"), Mr. Hicks, individually and through parties affiliated with Hicks Muse described in Item 5(b) of this Schedule 13D, may have been deemed to beneficially own 90.3% of the voting power and 53.7% of the economic interest of the Company. Following the Acquisitions, Mr. Hicks may be deemed to beneficially own 90.9% of the voting power and 55.9% of the economic interest of the Company.

ITEM 4.  PURPOSE OF TRANSACTION

   The shares of Class A Common Stock purchased by Mr. Hicks and the Related Party Trusts have been acquired for investment purposes. Mr. Hicks is the Chairman of the Board of the Company and, together with the entities and relationships described in Item 5, a majority stockholder in the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

         (a) As of the close of business on February 12, 1997, Mr. Hicks may be deemed to have beneficially owned in the aggregate 1,815,365 shares of the Class A Common Stock of the Company, representing approximately 18.4% of the outstanding shares of Class A Common Stock. Of such shares,

   Mr. Hicks has sole voting power with respect to 554,384 shares, and shared voting power with respect to 1,280,981 shares as a result of the relationships described in paragraph (b) below.

         (b) Of the 534,384 shares for which Mr. Hicks has sole voting power, 343,672 shares are held of record by Mr. Hicks, and 190,712 shares are held of record by Mr. Hicks as the trustee of each of the Related Party Trusts. Of the 1,280,981 shares for which Mr. Hicks has shared voting power, 3,356 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 1,277,625 of such shares are owned of record by three limited partnerships as follows: 1,185,521 shares of Class A Common Stock are owned of record by HM2/HMW, L.P., a Texas limited partnership ("HM2/HMW"); 1,391 shares of Class A Common Stock are owned of record by Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HMTF Fund II"); and 90,713 shares of Class A Common Stock is owned of record by HM2/Chancellor, L.P., a Texas limited partnership ("HM2/Chancellor").

   HMTF Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP"), is the general partner of HMTF Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HMTF Fund II. Hicks, Muse GP Partners, L.P., a Texas limited partnership ("GP Partners"), is the general partner of HM2/GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP. Hicks, Muse Fund II Incorporated, a Texas corporation ("HM II Inc."), is the general partner of GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer and Secretary of HM II Inc. and, therefore, may be deemed to beneficially own all or a portion of the shares of Class A Common Stock beneficially owned by HM II Inc.

   HM2/Chancellor GP, L.P., a Texas limited partnership ("HM2/Chancellor GP"), is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings, Inc., a Texas corporation ("HM2/Chancellor Holdings"), is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by HM2/Chancellor Holdings.

   Mr. Hicks disclaims beneficial ownership of all shares of Class A Common Stock covered by this Schedule 13D not owned by him of record.

   Each of the entities described in this Item 5(b) with whom the power to vote or direct the vote or to dispose or direct the disposition of the shares of Class A Common Stock covered by this Schedule 13D has the same principal business address as Mr. Hicks and, to the knowledge of Mr. Hicks, has not been convicted in a criminal proceeding nor made a party to any civil proceeding of the nature described in Item 2(e) of this Schedule 13D during the last five years.

   In addition to the shares of Class A Common Stock to which this Schedule 13D relates, Mr. Hicks may be deemed to be the beneficial owner of 8,484,410 shares of Class B Common Stock of the Company as a result of (i) the record ownership of 7,129,287 shares of Class B Common Stock by HM2/Chancellor, (ii) the record ownership of 6,823 shares of Class B Common Stock by HMTF Fund II,
   (iii) the record ownership of 1,346,801 shares of Class B Common Stock by the Chancellor Business Trust, a Delaware business trust of which HM2/GP serves as the Manager, (iv) the record ownership of 166 shares of Class B Common Stock by a limited partnership of which HM II Inc. is the ultimate general partner, and (v) the record ownership of 1,333 shares of Class B Common Stock by GP Partners.

         (c) On December 20, 1996, Mr. Hicks purchased for his own account 182,522 shares of Class A Common Stock at a purchase price of $24.3934 per share (before commissions).

         On December 20, 1996, Mr. Hicks, as trustee for the Related Party Trusts, purchased an aggregate of 122,478 shares of Class A Common Stock at a purchase price of $24.3934 per share (before commissions) for the benefit of the Related Party Trusts.

         On December 24, 1996, Mr. Hicks purchased for his own account 75,000 shares of Class A Common Stock at a purchase price of $24.1117 per share (before commissions).

         On January 3, 1997, Mr. Hicks purchased for his own account 17,000 shares of Class A Common Stock at a purchase price of $24.4191 per share (before commissions).

   All of the purchases described in this paragraph (c) were effected on the Nasdaq National Market through J.P. Morgan Securities Inc.

         (d) The right to receive dividends on, and proceeds from the sale of, the 1,277,625 shares of Class A Common Stock held of record by the three limited partnerships described in paragraph (b) above is governed by the limited partnership agreements of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
         ISSUER

   Mr. Hicks has an agreement with the other shareholders to control the vote of all shares of the common stock of each of the two corporations that are the ultimate general partners of the three limited partnerships described in Item 5 above. In addition, the rights to distributions, division of profits and other arrangements relating to the Company's securities owned by each of such limited partnerships and their respective general and limited partners are governed exclusively be their respective limited partnership agreements.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         (a)   Demand Note, between Thomas O. Hicks and Morgan
   Guaranty Trust Company of New York.

         (b) Demand Note, between Thomas O. Hicks, as trustee of the William Cree Hicks 1992 Trust, and Morgan Guaranty
   Trust Company of New York.

         (c) Demand Note, between Thomas O. Hicks, as trustee of the Catherine Forgrave Hicks 1993 Trust, and Morgan
   Guaranty Trust Company of New York.

         (d) Demand Note, between Thomas O. Hicks, as trustee of the Robert Bradley Hicks 1984 Trust, and Morgan Guaranty
   Trust Company of New York.

         (e) Demand Note, between Thomas O. Hicks, as trustee of the John Alexander Hicks 1984 Trust, and Morgan Guaranty
   Trust Company of New York.

         (f) Demand Note, between Thomas O. Hicks, as trustee of the Mack Hardin Hicks 1984 Trust, and Morgan Guaranty
   Trust Company of New York.

         (g) Demand Note, between Thomas O. Hicks, as trustee of the Thomas O. Hicks, Jr. 1984 Trust, and Morgan Guaranty
   Trust Company of New York.




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
                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  February 13, 1997                           By:  /s/ Thomas O. Hicks
  -----------------                              ----------------------
        Date                                  Name:  Thomas O. Hicks

                                  EXHIBIT INDEX

EXHIBIT NO.              DESCRIPTION
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     (a)  Demand Note, between Thomas O. Hicks and Morgan Guaranty Trust Company of New York.

     (b) Demand Note, between Thomas O. Hicks, as trustee of the William Cree Hicks 1992 Trust, and Morgan Guaranty Trust Company of New York.

     (c) Demand Note, between Thomas O. Hicks, as trustee of the Catherine Forgrave Hicks 1993 Trust, and Morgan Guaranty Trust Company of New York.

     (d) Demand Note, between Thomas O. Hicks, as trustee of the Robert Bradley Hicks 1984 Trust, and Morgan Guaranty Trust Company of New York.

     (e) Demand Note, between Thomas O. Hicks, as trustee of the John Alexander Hicks 1984 Trust, and Morgan Guaranty Trust Company of New York.

     (f) Demand Note, between Thomas O. Hicks, as trustee of the Mack Hardin Hicks 1984 Trust, and Morgan Guaranty Trust Company of New York.

     (g) Demand Note, between Thomas O. Hicks, as trustee of the Thomas O. Hicks, Jr. 1984 Trust, and Morgan Guaranty Trust Company of New York.


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